UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2007
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File Number 1-3822
A. Full title of the Plan:
Campbell Soup Company Savings Plus Plan
For Hourly-Paid Employees
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 15 pages including exhibits. An index of exhibits is on page 14.

Report of Independent Registered Public Accounting Firm
To the Participants and the Administrative Committee of the
Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees
We have audited the accompanying statements of net assets available for benefits of the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Parente Randolph, LLC
Philadelphia, Pennsylvania
June 25, 2008

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	December 31,
	2007	2006
Assets,
Investments, at fair value, Plan’s interest in Master Trust Under Campbell Soup Company Savings and 401(k) Plans	$237,851	$236,284

Liabilities	—	—

Net Assets available for benefits	$237,851	$236,284

See accompanying notes.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

	Years Ended December 31,
	2007	2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Plan’s interest in the investment income of Master Trust Under Campbell Soup Company Savings and 401k Plans	$4,248	$41,646

Contributions:
Employer	5,764	5,117
Participants	14,482	13,289

	20,246	18,406

Total additions	24,494	60,052

DEDUCTIONS FROM NET ASSSETS ATTRIBUTED TO:
Benefits paid to participants	22,779	18,975
Administrative fees	95	114
Net transfers out from the Savings Plus Plan for Salaried Employees and other deductions	53	242

Total deductions	22,927	19,331

NET INCREASE	1,567	40,721

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	236,284	195,563

End of year	$237,851	$236,284

See accompanying notes.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE PLAN
The following brief description of the Campbell Soup Company Savings Plus Plan for Hourly-Paid Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a defined contribution plan covering hourly-paid employees at substantially all domestic locations of Campbell Soup Company (“Campbell” or the “Company”) and its subsidiaries and certain other former employees. The Plan participates in the Master Trust under Campbell Soup Company Savings and 401(k) Plans (the “Master Trust”). Assets are maintained in the Master Trust in the custody of Fidelity Management Trust Company (the “Trustee”). The Master Trust consists of the assets of the Plan and of another defined contribution plan of the Company within the United States called the Campbell Soup Company Savings Plus Plan for Salaried Employees.
The Plan is administered by the Administrative Committee appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Employee Contributions — Participants authorize payroll deductions that are contributed to the Plan and credited to their individual accounts. Highly-compensated employees may contribute up to 15% of earnings, as defined by the Internal Revenue Code, as amended (the “IRC”), in pre-tax contributions per pay period. Non-highly compensated employees may contribute up to 50% of earnings, as defined by the IRC, in pre-tax contributions per pay period.
In addition, the total post-tax contribution, when combined with the pre-tax contribution, cannot exceed a plan maximum of 15% of a participant’s earnings, as defined by the IRC, with respect to a highly compensated employee or 50% of a participant’s earnings, as defined by the IRC, with respect to a non-highly compensated employee. However, in accordance with the IRC, the amount of a participant’s pre-tax contribution for calendar years 2007 and 2006 was limited to $15,500 ($20,500 if the participant is over 50 years of age) and $15,000 ($20,000 if the participant is over 50 years of age), respectively. Participants also may rollover distributions from other qualified defined benefit or defined contribution plans into the Plan.
Employer Contributions — In certain union locations, the Company matches 50% of all participants’ contributions up to 5% of a participant’s earnings, as defined by the IRC, beginning after one full year of service. In other union and non-union locations, the Company matches 60% of all participants’ contributions up to 5% of the participant’s earnings, as defined by the IRC, beginning after one full year of service. All Company contributions to the Plan are initially invested in the Campbell Soup Company Stock Fund (the “Campbell Stock Fund”). Participants are permitted to transfer all or any portion of the Company contributions in the Campbell Stock Fund and related investment earnings to any of the Plan’s other investment funds at any time after the initial contribution is made.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
In addition, the Plan received approximately $395,835 from the settlement of a class action lawsuit because it was a member of the class with a recognized loss as determined by the settlement claims administrator. The distribution of the settlement funds occurred in 2007. The Plan received from the settlement claims administrator explicit direction regarding the Plan participants who were eligible for an allocation and the specific amount. The Plan made the allocations pursuant to these directions.
Participant Accounts — Each participant’s account is credited with the participant’s contributions, the Company’s contributions and investment earnings. The benefit for which a participant is eligible is the benefit that can be provided from the participant’s vested account.
Participants can receive dividends paid on the Company’s stock held in the Campbell Stock Fund as cash or reinvest the dividends back into the Campbell Stock Fund. In 2007 and 2006, dividends paid in cash were $192,304 and $194,338, respectively and were included in investment income in the Master Trust.
Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on the following:

Completed Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%
Participant Loans — Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 4.5 years. The loans are secured by the balance in the participant’s account and bear interest that is two points above the prime rate in effect on the first day of the calendar quarter in which the loan is granted. Principal and interest are repaid ratably through payroll deductions. Interest rates ranged from 6.0% to 10.50% at December 31, 2007.
Payment of Benefits — Participants may take a withdrawal from their account after they terminate employment. Participants who are still actively working may take a withdrawal from their after-tax and Company match accounts if the monies were vested and held in the Plan for two years or if they have participated in the Plan for five years. Active participants who are age 59 1/2 or older may also take a withdrawal from their pre-tax account without incurring early withdrawal penalties. Participants who meet the requirements for a hardship withdrawal may withdraw their pre-tax contributions. A six-month suspension of participant deferrals is required for all hardship transactions.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 1 — DESCRIPTION OF THE PLAN (continued)
Retirees can take a one-time lump sum payment from their account or installments or wait until the year following the year they attain age 70 1/2, at which time they must take annual distributions from their account.
Annual distributions can be taken over five or ten years or over a retiree’s lifetime. Terminated employees are limited to receiving a one-time lump sum amount equal to the value of their vested interest in their account.
Reclassifications — Certain prior year amounts were reclassified to conform to the current presentation.
Forfeited accounts — At December 31, 2007 and 2006, forfeited non-vested accounts totaled $23,574 and $14,007, respectively. These accounts will be used to reduce future Company matching contributions. Also, in 2007 and 2006, $20,000 and $141,000, respectively of forfeited non-vested accounts were used to reduce the Company contributions.
Investment Options — Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the various investment options, which include mutual funds, the Fidelity Managed Income Portfolio and the Campbell Stock Fund.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. In 2007 and 2006, the Master Trust invested in the Fidelity Managed Income Portfolio, which holds guaranteed investment contracts which are subject to the FSP. Although required by the FSP, the statement of net assets available for benefits does not present the fair value of the guaranteed investment contracts or the adjustment of such contracts from fair value to contract value due to its immaterial impact to the Plan. The Plan adopted the financial statement presentation and disclosure requirements of the FSP effective December 31, 2006 but the adoption of these requirements does not have a material impact on the statement of net assets available for benefits because contract value approximates fair value. Adoption of the FSP had no effect on the statement of changes in net assets which historically have been presented on a contract value basis.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
Use of Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
New Accounting Pronouncements — In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. During 2007, the provisions of FIN 48 have been adopted. Adoption of this interpretation does not impact the plan at December 31, 2007.
In September 2006, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. SFAS No. 157 applies to other accounting standards that require or permit fair value measurements. Accordingly, it does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In February 2008, FASB issued FASB Staff Position FSP 157-2, “Effective Date of FASB Statement No. 157,” which defers the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008 and interim periods within those years. Management has not determined the impact of adopting SFAS 157 and FASB Staff Position FSP 157-2.
In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which permits entities to choose to measure at fair value eligible financial instruments and certain other items that are not currently required to be measured at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Plan is currently assessing the impact the adoption of SFAS No. 159 will have on the financial position and results of operations.
Valuation of Investments and Income Recognition — The Plan’s interest in the Master Trust is stated at fair value. The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year’s value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Mutual funds are

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
valued at quoted market prices that represent the net asset value of shares held by the Master Trust at year end. The commingled fund (Fidelity’s Managed Income Portfolio) is valued at its net unit value that is based upon the value of the underlying securities which include guaranteed investment contracts valued at contract value which approximates fair value at year-end as determined by the Trustee. The fair value of the Campbell Stock Fund is valued at the year-end unit value as determined by the Trustee and is based upon the value of the underlying Campbell stock and short-term money market investments. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest on participant loans is recorded in the investment option from which the loan originated.
Payment of Benefits — Benefits are recorded when paid.
NOTE 3 — RELATED PARTY TRANSACTIONS
Certain Plan investments held in the Master Trust are shares of mutual funds and a commingled fund managed by Fidelity. Fidelity also serves as the Trustee and recordkeeper of the Plan, and therefore, Plan transactions involving these mutual funds and commingled fund qualify as party-in-interest transactions under ERISA and the IRC. Additionally, shares of Company common stock are offered as a Plan investment to participants and are held in the Master Trust. The Company also issues loans to participants. All of these transactions qualify as party-in-interest transactions but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions.
As provided by the Plan document, the Plan also pays certain administrative expenses.
NOTE 4 — INTEREST IN MASTER TRUST
At December 31, 2007 and 2006, the assets of the Plan are maintained in the Master Trust that was established for the investment of the assets of the Plan and one other defined contribution plan of the Company within the United States of America. Each participating plan has an undivided interest in the Master Trust.
Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based on their proportionate share of Master Trust net assets as of the year-end for each plan. At December 31, 2007 and 2006, the Plan’s interest in the net assets of the Master Trust was approximately 30% in each year.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 4 — INTEREST IN MASTER TRUST (continued)
The following presents the investments at fair value for the Master Trust (dollars in thousands) at December 31, 2007 and 2006.

	2007	2006

Investments, at fair value:
Mutual Funds	$497,370	$445,126
Campbell Stock Fund	263,315	294,064
Commingled fund	28,150	30,536
Participant Loans	11,747	10,591

Total	$800,582	$780,317

Investment income for the Master Trust for the years ended December 31, 2007 and 2006 was comprised of the following:

	2007	2006
Investment Income:

Interest and dividend income	$36,635	$40,788

Net (depreciation) appreciation in fair value of investments:
Campbell Stock Fund	(21,474)	67,894
Mutual Funds	16,318	15,616

Total	$31,479	$124,298

NOTE 5 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the applicable provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

CAMPBELL SOUP COMPANY
SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (continued)
NOTE 6 — TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated November 29, 2002 that the Plan is designed and operated in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan’s Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is required in the accompanying financial statements.
NOTE 7 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 8 — PLAN AMENDMENTS AND FUND CHANGES
On April 12, 2007, the Plan was amended to document the manner in which non-discrimination testing is performed and identify methods to correct any testing failures.
The following amendments were approved by the Administrative Committee and became effective on January 1, 2008: (i) The default investment for employee contributions under the Plan was changed from the Fidelity Retirement Money Market Portfolio to the Fidelity Freedom Fund corresponding to the participant’s 65th birthday. (ii) The default investment option for Company matching contributions was changed from the Campbell Company Stock Fund to the Fidelity Freedom Fund corresponding to the participant’s 65th birthday. (iii) Automatic enrollment was implemented with a default contribution rate of 3% of pay. The automatic enrollment contribution start date is approximately 45 days following an employee’s initial eligibility date.
NOTE 9 — SUBSEQUENT EVENTS
On March 18, 2008, the Company closed the sale of Godiva Chocolatier, Inc. and related affiliates as defined in the share purchase agreement. On the closing date, all Godiva employees who were transferred as part of the sale became 100% vested in their Company matching contributions under the Plan regardless of their actual years of service. No additional pay or service under the Plan will accrue after the closing date to any Godiva employees who were transferred because Godiva is no longer part of the Company’s controlled group.
Approximately 12% of all Plan participants were Godiva employees transferred as part of the sale. The approximate cost of the vesting treatment described above was $100,000.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY SAVINGS PLUS PLAN FOR HOURLY-PAID EMPLOYEES
By:	/s/ Robert A. Schiffner
Robert A. Schiffner
Member of the Administrative Committee
Date: June 26, 2008

INDEX OF EXHIBITS

Exhibit	Page

23.1 — Consent of Independent Registered Public Accounting Firm	15